Exhibit 27 (m)

                 SAMPLE CALCULATION OF YEAR 5 ACCUMULATED VALUE,
                    CASH SURRENDER VALUE, AND DEATH BENEFIT

FOR THE VARITRAK ILLUSTRATIONS:

Male age 40, Elite Preferred Nonsmoker 250,000, Level Death Benefit, Gross Investment Return 0%, $3000 annual premium, guaranteed charges.

Year Beginning of  Premium      Premium Tax    Policy Fee      Cost of        Investment     End of Year Accumulated
Year Accumulated                                Insurance      Income         Value
Value
------------------------------------------------------------------------------------------------------------------------------------
1  $    -       $ 3,000.00         $  97.50     $  90.00       $ 564.85        $  (46.61)     $    2,201
2  $ 2,201.04   $ 3,000.00         $  97.50     $  90.00       $ 603.92        $  (86.50)     $    4,323
3  $ 4,323.12   $ 3,000.00         $  97.50     $  90.00       $ 642.39        $ (124.95)     $    6,368
4  $ 6,368.28   $ 3,000.00         $  97.50     $  90.00       $ 687.56        $ (161.93)     $    8,331
5  $ 8,331.29   $ 3,000.00         $  97.50     $  90.00       $ 732.86        $ (197.41)     $   10,214


     End of year 5 cash surrender value: $ 10,214 - 2,097.50 = $8,116 for a 40 year old male the year five surrender charge is $2.00 + $6.39 = $8.39 per 1000 of Face Amount ($8.39 times 250 = $2,097.5)

     The annual investment return was obtained from the hypothetical return (0% in this example) as follows ((1+0%) x (1 - .0183)) - 1 where 0.0093 is the average annual fund expense and 0.0090 is the mortality and expense charges.

     All policy charges are deducted monthly.

     Death Benefit - since the Accumulated value at the end of year 5 is less than 40% of the Face Amount, then the Death Benefit is equal to the Face Amount, or $250,000

     For different years, the calculation would be similar, starting with the Accumulated Value at the beginning of the year, adding premiums paid, subtracting all policy charges, adding or subtracting net investment income, to arrive at end of year Accumulated Value. Then a surrender charge would be subtracted, if the policy is in its first 15 years, to arrive at Cash Surrender Value. If the policy is more than 15 years old, then there is no surrender charge and the Accumulated Value and Cash Surrender Value are the same. The Death Benefit will be the same as the Face Amount in all years unless the Accumulated Value multiplied by a factor specified in the federal tax law would be greater than the Face Amount. This factor is 250% for ages 40 and under, and then gradually declines for higher ages until it reaches 105% for ages 75 and over.


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